Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Virgin Media Questions and Answers – Sharesave, Partnership Plan and Pensions

Sharesave

I joined the very first sharesave scheme we had in 2008. When this matured I decided to purchase shares and have kept them since.

What I’m interested to know if you can advise is where this leaves me and what my potential options are. Also if I wanted to could I sell these shares now or is there going to be an embargo on any share trading while the merger goes on?

You are now a shareholder and it’s your own personal investment choice as to whether and when you sell your shares. If you continue to hold your shares then, on completion, you will receive the same in exchange for your Virgin Media shares as other shareholders (which is a mixture of cash and Liberty Global shares). Information will be sent to shareholders about this and their voting rights on the proposed transaction shortly.

As an employee you may not sell your shares in a closed period but you may do so in open periods, subject to our policy on Insider Trading. There is no “embargo” between now and completion and as the proposed merger has been publicly announced it is not insider information.

Partnership Plan

Can you give me an clearer explanation on what will happen to my partnership plan shares?

As you have already invested in our Partnership Plan, launched in 2012, you already own Virgin Media shares.

As a Virgin Media shareholder at the time of the merger, the portion of the ‘consideration’ that is being paid to shareholders as a cash payment will be paid to you. This will be subject to income tax and National Insurance through Pay As You Earn. The remainder of the ‘consideration’ will be in the form of shares in Liberty Global and, subject to HMRC agreement, these will remain in the trust (unless you choose to remove or sell them) and the Partnership Plan trust will remain in place for a further five years, allowing you to benefit from the income tax and National Insurance savings that arise after that period of time.

Pensions

After a merger with Liberty Global, what will happen to the Virgin Media Pension Scheme?

None of our Virgin Media benefits, including our Virgin Media Pension Plan with Fidelity, are affected by the merger.  If there are any changes in the future, we would always communicate with staff.

Some legal notes

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.